Exhibit 8.1

SUBSIDIARY LIST

Subsidiary	Jurisdiction of Incorporation
AI OKTO CORP.	Marshall Islands
Annataz Shipping Co.	Marshall Islands
Robin GMD Corp.	Marshall Islands
Robin Digital Assets Ltd.	Marshall Islands
Terminator Shipping Co.	Marshall Islands
Vision Shipping Co.	Marshall Islands
Xavier Shipping Co.	Marshall Islands